SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

WuXi PharmaTech (Cayman) Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.02 Per Share

(Title of Class of Securities)

929352102

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, NY  10017

(212) 878-0600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

July 2, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. – 929352102		Page 3 of 19 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Private Equity X, L.P. 26-0849130
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 25,977,440
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 25,977,440
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,977,440
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. – 929352102		Page 4 of 19 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus X Partners, L.P. 77-0698056
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 831,056
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 831,056
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,056
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. - 929352102		Page 5 of 19 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus X, L.P. 26-0403670
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,808,496
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,808,496
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,808,496
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. - 929352102		Page 6 of 19 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus X LLC 26-0403605
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,808,496
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,808,496
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,808,496
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. - 929352102		Page 7 of 19 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Partners, LLC 13-4069737
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,808,496
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,808,496
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,808,496
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. - 929352102		Page 8 of 19 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus LLC 13-3536050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,808,496
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,808,496
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,808,496
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. - 929352102		Page 9 of 19 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus & Co. 13-6358475
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,808,496
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,808,496
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,808,496
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. - 929352102		Page 10 of 19 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,808,496
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,808,496
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,808,496
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. - 929352102		Page 11 of 19 pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,808,496
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,808,496
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,808,496
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON IN

Item 1.    Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value $0.02 per share (the “Ordinary Shares”), of WuXi PharmaTech (Cayman) Inc., a Cayman Islands corporation (the “Company”), and is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

Item 2.    Identity and Background

(a)  This Schedule 13D is being filed by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the Funds (“WP X LP”), Warburg Pincus X LLC (“WP X LLC”), a New York limited liability company and the sole general partner of WP X LP, Warburg Pincus Partners LLC (“WPP LLC”), a New York limited liability company and the sole member of WP X LLC, Warburg Pincus LLC, a New York limited liability company that manages each of the Funds (“WP LLC”), Warburg Pincus & Co. (“WP”), a New York general partnership and the managing member of WPP LLC, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Reporting Persons”).  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(b)   The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017.  The general partners of WP and the members of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

(c)    The principal business of the Funds is that of making private equity and related investments.  The principal business of WP is acting as the managing member of WPP LLC.  The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP X LLC.  The principal business of WP X LLC is acting as general partner of WP X LP.  The principal business of WP X LP is acting as general partner of the Funds.  The principal business of WP LLC is managing certain private equity funds, including the Funds.  The principal business of each Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule I hereto.

(d)   During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the general partners, members or directors named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the general partners, members or directors named on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)    WP X, WPP X and WP X LP are each limited partnerships organized under the laws of the State of Delaware.  WP X LLC, WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York.  WP is a general partnership organized under the laws of the State of New York.  Messrs. Kaye and Landy are citizens of the United States of America.  Except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

On June 1, 2008, the Funds entered into a Share Purchase Agreement (the “Share Purchase Agreement”), as amended by Amendment No. 1 to the Share Purchase Agreement, dated July 2, 2008 (the “Amendment” and together with the Share Purchase Agreement, the “Purchase Agreement”), with UOB Hermes Asia Technology Fund, a Cayman Islands exempted company, UOB JAIC Venture Bio Investments Limited, a Singaporean limited liability company, and UOB Venture Technology Investments Ltd., a Singaporean limited liability company (together, the “Selling Shareholders”). Pursuant to the Purchase Agreement, the Funds agreed to purchase Ordinary Shares from the Selling Shareholders.  At the closing of the transaction on July 2, 2008 (the “Closing Date”), the Selling Shareholders sold a total of 26,808,496 Ordinary Shares to the Funds for an aggregate purchase price of $62,999,965.60, or $2.35 per share.  Copies of the Share Purchase Agreement and the Amendment are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

All of the funds required to acquire the Ordinary Shares were obtained from the working capital of each of the Funds, which in turn was obtained from capital contributions from the respective limited partners of the Funds.

Item 4.    Purpose of Transaction

The acquisition by the Funds of the Ordinary Shares as described herein was effected because of the belief that the Ordinary Shares represent an attractive investment.  The Funds beneficially own, and the Reporting Persons may be deemed to beneficially own, the Ordinary Shares as an investment.  Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.  The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

Terms of the Purchase Agreement

Pursuant to the Purchase Agreement, the Funds agreed to purchase, and the Selling Shareholders agreed to sell to the Funds, a total of 26,808,496 Ordinary Shares for an aggregate price of $62,999,965.60.  WP X purchased 25,977,440 Ordinary Shares and WPP X purchased 831,056 Ordinary Shares of such total.

Pursuant to Section 4(e) of the Share Purchase Agreement, the Selling Shareholders agreed to consult with and recommend to the Company that the Funds be permitted to have board observer rights on terms and conditions to be agreed upon between the Funds and the Company. The Reporting Persons expect to engage in discussions with the Company concerning possible representation on the Company’s Board of Directors (the “Board”) or observer rights.

Terms of the Registration Rights Agreement

In connection with the closing of the transactions contemplated by the Purchase Agreement, the Funds, the Selling Shareholders and the Company executed an Assignment Agreement (the “Assignment Agreement”) (included as Exhibit C to the Share Purchase Agreement), pursuant to which the Selling Shareholders assigned, transferred and conveyed all rights and obligations under that certain Registration Rights Agreement, dated June 4, 2007, by and among the Company, WuXi PharmaTech (BVI) Inc. and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-144806), filed with the U.S. Securities and Exchange Commission on July 24, 2007) (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Funds have been granted certain demand and piggy-back registrations rights with respect to the Ordinary Shares.

Additional Disclosure

Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons set forth on Schedule I or listed in Item 2(e) hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the

Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)           The percentages used herein are calculated based upon the 499,600,302 Ordinary Shares that were outstanding as of March 31, 2008 as reported in the Company’s Form 6-K filed with the Securities and Exchange Commission on May 27, 2008.

WP X is the direct owner of 25,977,440 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares. WPP X is the direct owner of 831,056 Ordinary Shares, representing approximately 0.2% of the outstanding Ordinary Shares.  Accordingly, as of July 2, 2008, the Funds may be deemed to beneficially own an aggregate of 26,808,496 Ordinary Shares, representing approximately 5.4% of the outstanding Ordinary Shares.

Due to their respective relationships with the Funds and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 26,808,496 Ordinary Shares.  Each of WP, WPP LLC, WP LLC, WP X LLC, WP X LP, Mr. Kaye and Mr. Landy disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares.

(b)           Each of the Reporting Persons is deemed to share with the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 26,808,496 Ordinary Shares.

(c)           Except for the transactions described in Items 3 and 4 above, no other transactions in the Ordinary Shares were effected by the Reporting Persons or any persons set forth on Schedule I hereto during the sixty days before the date of this Schedule 13D.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The Purchase Agreement is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 2, and the Amendment, a copy of which is attached hereto as Exhibit 3.

The Registration Rights Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached as Exhibit 4.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-144806), filed with the U.S. Securities and Exchange Commission on July 24, 2007.

The Assignment Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Assignment Agreement in this Schedule 13D is qualified in its entirety by reference to the Assignment Agreement, a copy of which is attached hereto as Exhibit C to the Share Purchase Agreement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated July 14, 2008, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 2	Share Purchase Agreement, dated June 1, 2008, by and among the Selling Shareholders listed on Schedule 1 thereto and Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners L.P.

Exhibit 3

Amendment No. 1 to the Share Purchase Agreement, dated July 2, 2008, by and among UOB Hermes Asia Technology Fund, UOB JAIC Venture Bio Investments Limited, UOB Venture Technology Investments Ltd. and Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners L.P.

Exhibit 4

Assignment Agreement, dated July 2, 2008, by and among UOB Hermes Asia Technology Fund, UOB JAIC Venture Bio Investments Limited, UOB Venture Technology Investments Ltd. and Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners L.P. (included as Exhibit C to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 2).

Exhibit 5

Registration Rights Agreement, dated June 4, 2007, by and among the Company, WuXi PharmaTech (BVI) Inc. and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-144806), filed with the U.S. Securities and Exchange Commission on July 24, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2008

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its managing member
By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its managing member
By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its managing member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole
member
By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing
member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.